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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       (Mark One)

        [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 2000

                                       Or

        [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from ______________ to _____________


                          Commission File No.: 1-13079

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN
                            (Full title of the plan)

                          GAYLORD ENTERTAINMENT COMPANY
                                ONE GAYLORD DRIVE
                           NASHVILLE, TENNESSEE 37214
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)








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
                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                              1

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits -
         December 31, 2000 and 1999                                                   2
      Statements of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 2000 and 1999                               3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                                            4

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

      Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                  December 31, 2000                                                  12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Trust Committee of the Gaylord Entertainment
Company 401(k) Savings Plan:



We have audited the accompanying statements of net assets available for benefits of the GAYLORD ENTERTAINMENT COMPANY 401(K) SAVINGS PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       Arthur Andersen LLP

Nashville, Tennessee
June 18, 2001




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

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                 (In Thousands)

                                                 2000        1999
                                                -------     -------
ASSETS:

    Investments                                 $71,006     $82,006

    Cash                                            688         585

    Interest and dividend income receivable           8          10
                                                -------     -------
          Total assets                           71,702      82,601

LIABILITIES:

    Accrued administrative expenses                  20          10
                                                -------     -------
          Total liabilities                          20          10
                                                -------     -------
NET ASSETS AVAILABLE FOR BENEFITS               $71,682     $82,591
                                                =======     =======







               The accompanying notes to financial statements and schedule are an integral part of these financial statements.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                 (In Thousands)

                                                           2000         1999
                                                         --------      -------
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR     $ 82,591      $80,154

ADDITIONS:
    Contributions:
       Participants                                         4,905        5,316
       Employer, net of forfeitures                         1,339        1,892
       Other                                                  342           --
                                                         --------      -------
          Total contributions                               6,586        7,208
                                                         --------      -------
    Investment income:
       Net appreciation in fair value of investments           --        5,173
       Interest                                               197          200
       Dividends                                            3,246        6,279
                                                         --------      -------
          Total investment income                           3,443       11,652
                                                         --------      -------
          Total additions                                  10,029       18,860
                                                         --------      -------
DEDUCTIONS:
    Benefits paid to participants                          10,144       16,202
    Net depreciation in fair value of investments          10,657           --
    Administrative expenses and other                         137          221
                                                         --------      -------
          Total deductions                                 20,938       16,423
                                                         --------      -------
NET INCREASE (DECREASE)                                   (10,909)       2,437
                                                         --------      -------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR           $ 71,682      $82,591
                                                         ========      =======





               The accompanying notes to financial statements and schedule are an integral part of these financial statements.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

1.   DESCRIPTION OF PLAN

     The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan document for more complete information.

     PURPOSE OF THE PLAN

     The Plan was established on October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the `Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and Gaylord Entertainment Company (the "Company"). As a result of a reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated and named "The Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations."

     Since that time, the Plan has been amended and restated on January 1, 1995, April 1, 1996 and January 1, 1997. As part of the April 1, 1996 amendment and restatement, the Plan became the "Gaylord Entertainment Company 401(k) Savings Plan." The amendments effective January 1, 1997, had no significant effect on the Plan other than to clarify terms used in the original Plan document.

     ELIGIBILITY

     An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees and (4) hourly employees who were hired on an "on-call" basis.

     Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

     CONTRIBUTIONS AND VESTING

     A participant may elect to make tax deferred contributions in amounts between one and twenty percent of his or her compensation through regular payroll deferrals (the "Compensation Reduction Contribution"). For each Compensation Reduction Contribution, the Company makes a contribution (the "Employer Matching Contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's Compensation Reduction Contribution which is not in excess of six percent of the participant's compensation.

     Participants are fully vested at all times in their Compensation Reduction Contributions, rollover contributions and any earnings thereon. Participants vest in the Employer Matching Contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. During 2000 and 1999, $281,491 and $69,371, respectively, were forfeited by terminated employees. At December 31, 2000 and 1999, there were $23,032 and $215,681, respectively, of unallocated forfeitures included in net assets that were held in suspense. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA and the Internal Revenue Code.

     INVESTMENT OPTIONS

     Participants may direct the investments of all contributions and prior account balances into funds established by the Plan. During 2000, participants allocated their investments in 1% increments in the following seven investment options:

          STABLE VALUE FUND

          Invests in collective trust fund that invests in a combination of guaranteed investment contracts with unaffiliated insurance companies and investment contract common collective trust funds issued by banks.

          BALANCED FUND

          Invests in shares of a registered investment company that invests in a combination of stocks, convertible securities and fixed income securities which are deemed to offer the potential for capital growth and/or income over the intermediate and long-term.

          INTERNATIONAL STOCK FUND

          Invests in shares of a registered investment company that invests primarily in common stocks and convertibles of foreign issuers.

          BOND FUND

          Invests in shares of a registered investment company that invests in debt securities, including U.S. government securities, corporate bonds, mortgage-related securities and securities denominated in foreign currencies.

          GET STOCK FUND

          Invests in shares of the Company's common stock.

          CORE STOCK FUND

          Invests in shares of a registered investment company that invests primarily in a portfolio of common stocks and American Depository Receipts.

          AGGRESSIVE STOCK FUND

          Invests in shares of a registered investment company that invests primarily in common stocks, emphasizing small to medium-size emerging-growth companies.

     Effective February 1, 2000, the Core Stock Fund and the Aggressive Stock Fund were replaced with the following three investment options:

          MID-CAP STOCK FUND

          Invests in shares of a registered investment company that invests in medium-sized companies that are expected to demonstrate growth in earnings and revenue.

          SMALL-CAP STOCK FUND

          Invests in shares of a registered investment company that invests in small-sized companies that are currently considered undervalued or demonstrate growth in earnings and revenue.

          LARGE-CAP INDEX STOCK FUND

          Invests in shares of a registered investment company that attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index.

     Participants can elect to change their investment allocations at any time by use of a telephone voice response system or a website administered by Milliman & Robertson, the recordkeeper. Participants may allocate no more than 30% of their contributions and account balances to the GET Stock Fund.

     DISTRIBUTIONS

     Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $5,000 automatically receive lump sum distributions.

     In the event of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from Compensation Reduction Contributions and the vested portion of their matching contribution account. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Plan's Benefits Trust Committee or its designee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

     Upon the death of a participant who has an Hour of Service (as defined by the Plan) prior to January 1, 1992, and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If, at the time of death, a participant's vested account balance was less than $5,000, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

     TRUSTEE

     The assets of the Plan are administered under the terms of a trust agreement between the Company and Charles Schwab Trust Company.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

     ADMINISTRATIVE EXPENSES

     Substantially all administrative expenses of the Plan, which include investment manager and trustee fees, are paid by the plan participants based on a flat dollar fee plus an asset-based fee or actual expenditures of the Plan.

     LOANS TO PARTICIPANTS

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant's principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. The interest rate at December 31, 2000 was 11.5%. A participant may have no more than three loans outstanding at any time. Loans in default at the end of the Plan year are deemed to be distributions.

     VOTING RIGHTS

     Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the transfer agent, SunTrust Bank, prior to the time such rights are to be exercised.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     INCOME RECOGNITION

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     INVESTMENT VALUATION

     Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. Investment contracts which are held in the Stable Value Fund are reported at contract value, which approximates fair value, as of December 31, 2000 and 1999, respectively, in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans."

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     Net realized gains and losses and changes in unrealized appreciation are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

     RECLASSIFICATIONS

     Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.

     RISKS AND UNCERTAINTIES

     Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the values of investments reported in the statement of net assets available for benefits.

3.   INVESTMENTS

     As of December 31, 2000 and 1999, the following investments were in excess of 5% of net assets (in thousands):

                                                                      2000
                                                                     -------
          Dodge and Cox Balanced Fund                                $15,867
          Morley Stable Value Fund                                    11,934
          Schwab S & P 500 Fund                                       21,824
          Janus Enterprise Fund                                        9,881
          American AAdvantage International Equity Fund                3,902

                                                                      1999
                                                                     -------
          John Hancock Diversified Stock Fund (1K)                   $27,746
          Firstar Trust Company  Institutional  Investors Stable
             Asset Fund                                               13,733
          Dodge and Cox Balanced Fund                                 15,418
          AIM Constellation Fund                                      14,801

     During the years ended December 31, 2000 and 1999, the Plan's investments appreciated (depreciated) in fair value by $(10,657) and $5,173, respectively, as follows (in thousands):

                                                 2000       1999
                                               --------    -------
          Mutual funds                         $(10,574)   $ 4,376
          Interest in collective trust funds        740        802
          Gaylord Entertainment Company            (823)        (5)
                                               --------    -------
                                               $(10,657)   $ 5,173
                                               ========    =======

4.   TAX STATUS

     The Plan obtained its latest determination letter on December 3, 1997 for all Plan amendments adopted through November 1996. In the letter, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A determination letter has not been requested for all amendments made subsequent to November 1996; however, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan is qualified, and the related trust is tax exempt as of the financial statement dates.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

     The following is a reconciliation of the net assets available for benefits and benefits payable at December 31, 2000 and 1999, per the financial statements to the Form 5500 (in thousands).

                                                            NET ASSETS AVAILABLE
                                        BENEFITS PAYABLE       FOR BENEFITS
                                        ----------------    --------------------
                                         2000      1999      2000         1999
                                        -----      ----     -------     -------
     Per the financial statements       $  --      $ --     $71,682     $82,591
     Amounts allocated to withdrawing
         participants                     153        17        (153)        (17)
                                        -----      ----     -------     -------
     Per the Form 5500                  $ 153      $ 17     $71,529     $82,574
                                        =====      ====     =======     =======

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 2000 and 1999, per the accompanying financial statements to the Form 5500 (in thousands).

                                                                                    2000        1999
                                                                                  --------    --------
     Per the accompanying financial statements                                    $ 10,144    $ 16,202
     Add: Amounts allocated to withdrawing participants at end of year                 153          17
     Deduct: Amounts allocated to withdrawing participants at beginning of year        (17)        (83)
                                                                                  --------    --------
     Per the Form 5500                                                            $ 10,280    $ 16,136
                                                                                  ========    ========

6.   PARTIES-IN-INTEREST

     The Plan invests in shares of a mutual fund managed by Charles Schwab Investment Management. As Charles Schwab Trust Company acts as trustee of the Plan, transactions in this mutual fund qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At December 31, 2001, the Plan held 88,253 shares which represented less than 1% of the outstanding shares of the Company at that date.

7.   DIVESTITURE OF KTVT

     In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485,000,000 of CBS Series B convertible preferred stock, $4,210,000 of cash and other consideration. The sale involved approximately 170 employees and resulted in approximately $5,000,000 in Plan assets being distributed.

     Per the agreement, KTVT employees who participated in the Plan prior to the sale became fully vested in their account balances. Participants balances were paid in full by November 1999.

     No part of the Plan or its assets were merged with any employee benefit plan of CBS.

                                                                      SCHEDULE I

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000

                                 (In Thousands)

                                                           DESCRIPTION OF INVESTMENT,
        IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE OF                    CURRENT
          LESSOR, OR SIMILAR PARTY                          INTEREST OR COLLATERAL                           VALUE
          ------------------------                          ----------------------                           -----
       Morley Stable Value Fund                        Common and collective trust fund                      $11,934

       PIMCO Total Return Fund                         Debt securities and fixed income mutual fund            1,403

       Dodge and Cox Balanced Fund                     Equity and fixed income mutual fund                    15,867

     * Schwab S & P 500 Fund                           Equity mutual fund                                     21,824

       Janus Enterprise Fund                           Equity mutual fund                                      9,881

       RS Emerging Growth Fund                         Equity mutual fund                                      2,229

       American AAdvantage
          International Equity Fund-Plan Class         Equity mutual fund                                      3,902

     * Gaylord Entertainment Company                   Common stock, 88,253 shares                             1,842

     * Various plan participants                       Loans to participants - interest rates ranging
                                                       from 9.75% to 11.50%                                    2,124
                                                                                                             -------
                    Total Assets (Held At End of Year)                                                       $71,006
                                                                                                             =======

* Represents a party-in-interest

               The accompanying notes to financial statements and schedule are an integral part of this supplemental schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    GAYLORD ENTERTAINMENT COMPANY
                                    401(k) SAVINGS PLAN

                                    By: Benefits Trust Committee for the Gaylord
                                        Entertainment Company 401(k)
                                        Savings Plan



Date:    June 27, 2001              By: /s/ Rod Connor
                                        ----------------------------------------
                                        Rod Connor
                                        Senior Vice President and Chief
                                           Administrative Officer

                                INDEX TO EXHIBITS

Number       Description                                                  Page

 23          Consent of Independent Public Accountants.....................E-1